Exhibit 99.1

TD Bank to Issue Medium Term Notes

TORONTO – March 26, 2008 - The Toronto-Dominion Bank (TD) today announced that it intends to issue $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes, to be sold through an agency syndicate led by TD Securities Inc., are expected to be issued April 2, 2008 and will pay a coupon of 5.48% until April 2, 2015 and the bankers' acceptance rate plus 2.00% thereafter until maturity on April 2, 2020.  The notes are redeemable at the Bank's option at par on April 2, 2015.  TD will include the issue as Tier 2B regulatory capital and intends to file in Canada a pricing supplement to its January 11, 2007 base shelf prospectus and July 12, 2007 prospectus supplement in respect of this issue.

The medium term notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group.  TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$435 billion in assets, as of January 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”, as well as on the Tokyo Stock Exchange.

For further information:
John van Boxmeer, Associate Vice President, Treasury and Balance Sheet Management, (416) 308-7309